

Salman Ali · 3rd

Data Scientist at Accenture

Greater Chicago Area · 500+ connections · **Contact info**

 **Accenture**

 **University of Chicag**

Experience



Accenture
3 yrs 5 mos


Data Scientist
Full-time
Aug 2018 – Present · 1 yr 10 mos
Greater Chicago Area

● Utilized PCA and k-means clustering to create "load profiles" of business customers of utility company to understand electricity usage pattern, enabling business to better develop/market programs & services
● Developed Tableau dashboards to track metrics, generate insights, and identify data issues
● Used machine learning to segment customers based on various attributes (billing, engagement, demographics, etc.)
● Developed data acquisition playbook for large beverage company through 1st, 2nd, and 3rd party data sources and across various customers touch-points   **...see mor**

Management Consulting Analyst
Full-time
Jan 2017 – Jul 2018 · 1 yr 7 mos

● Coordinated System Integration & User Acceptance Testing for Cloud implementation
● Gathered technical and functional requirements
● Created technical design documentation and business processes flows

see mor
...



Consultant

TaskCause · Part-time

Oct 2019 – Present · 8 mos

Milwaukee, Wisconsin



Sales, Marketing, and Business Development

Nanophase Technologies · Internship

Jun 2015 – Sep 2015 · 4 mos

Greater Chicago Area

● Assessed opportunities in 3D-Printing for nanomaterials using industry reports and research data

● Presented market research and business development plan for 3D-Printing to the Management Team

...see mor



Research Scientist

Argonne National Laboratory · Internship

Jun 2013 – Sep 2014 · 1 yr 4 mos

● Conducted economic analysis of willows as biofuels to determine viability of willow farming

● Cut collection time for gas samples in half by altering existing protocols on own initiative

● Analyzed and modeled in-field nutrient movement using GIS to determine impact of willows

● Designed and implemented new protocol for nutrient collection

...see mor



Mathematics Tutor

Kumon North America, Inc.

Aug 2011 – Sep 2012 · 1 yr 2 mos

Downers Grove, Illinois

Education



University of Chicago

Bachelor of Arts - BA with Honors, Economics

2012 – 2016

Activities and Societies: ● Quest Scholars Network (Vice President) ● Ceramics Club (Treasurer) ● Intramural Sports - Volleyball, Basketball, Football (Captain) ● Odyssey Scholar ● Muslim Student Association



Northwestern University - Kellogg School of Management

Data Driven Consulting Program

2019

Downers Grove South High School

2009 – 2012

Activities and Societies: ● Key Club (President) ● Math Team (State Finalist) ● Volleyball (Conference Champions) ● Track- Long & Triple Jumps ● National Honor Society ● Scholastic Bowl

Skills & Endorsements

Research · 7

> Endorsed by **2 of Salman's colleagues at Accenture**

English · 5

> Endorsed by **2 of Salman's colleagues at Accenture**

PowerPoint · 4

> Endorsed by **2 of Salman's colleagues at Accenture**

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